UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54803
CUSIP NUMBER:

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2020

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

ECO SCIENCE SOLUTIONS, INC.
Full Name of Registrant

Former Name if Applicable

1135 Makawao Avenue, Suite 103-188
Address of Principal Executive Office (Street and Number)

Makawao, Hawaii 96768
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Form 10-Q for the three and nine months ended October 31, 2020 will not be submitted by the deadline due to a situation where certain material subsequent events requiring disclosure occured close to the reporting period deadline and require additional time to incorporate into our quarterly report.  The financial statements have been finalized and have been provided to the auditor for review. The Company expects to file the required report within the five (5) day extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffery Taylor	833	464-3726
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]

During the nine months ended October 31, 2020 the Company earned gross income of $53,082 as compared to $13,391 in the nine months ended October 31, 2019.  Operating expenses were substantially reduced in the current nine months ended October 31, 2020 from $1,078,046 (2019) to $658,481 (2020) predominantly as a result of the reduction of management and consulting fees from $643,541 in the nine months ended October 31, 2019 to $372,123 during the current nine months ended October 31, 2020. Further the Company reported other expenses of $506,502 and $305,141 in the nine months ended October 31, 2020 and 2019, respectively.  Net loss reported for the nine months ended October 31, 2020 and 2019 is expected to be $1,303,827 and $1,369,796, respectively.

ECO SCIENCE SOLUTIONS, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 14, 2020	By:	/s/ Jeffery Taylor
		Name:	Jeffery Taylor
		Title:	Chief Executive Officer, President/Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).